

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2022

Kenneth A. Brause
Chief Financial Officer
Burford Capital Limited
Oak House
Hirzel Street
St. Peter Port GY1 2NP
Guernsey

> **Re: Burford Capital Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed March 29, 2022**
> **File No. 001-39511**

Dear Mr. Brause:

We have reviewed your May 26, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 29, 2022 letter.

Form 20-F for the fiscal year ended December 31, 2021

Consolidated statements of cash flows, page 80

1. We acknowledge your response to prior comments 2 and 1 and your assertion that cash flows associated with your capital provision assets and investments in marketable securities are classified as operating cash flows because the former is your principal source of revenue and the core of your operations and the cash management activities associated with the latter are integral to your operations. Please address the following:
   - You provide an example that a real estate company that acquires real estate for resale in the normal course of business might classify related cash flows as operating cash flows. Tell us your consideration of the fact that the real estate company in your

example acquired the real estate for resale in the normal course of business and the fact that you do not appear to sell your capital provision assets or hold them for resale in the normal course of business. In your response specifically tell us your consideration of the guidance in ASC 230-10-45-20.

- Tell us your consideration of the guidance in ASC 230-10-45-12a and 45-13a that requires investing activity classification of loans held for investment and that banks, who make such loans in the normal course of their operations, classify these cash flows as investing activities and not operating activities as demonstrated in ASC 942-230-55-2.
- As previously requested, please tell us whether you actively trade your marketable securities in a trading account. Also, tell us your consideration for the guidance in ASC 230-10-45-12a, 45-12b, 45-13a, 45-13b, 45-19 and 45-20.
- Tell us for each period presented in your filing:
  ○ The amount of cash received that would represent the returns on capital provision asset funding and on marketable securities that would appropriately be classified as operating activities under ASC 230-10-45-16b and 45-16c;
  ○ The amount of cash paid for the acquisition of marketable securities; and
  ○ The amount of cash received from maturities and other principal payments on marketable securities.

Notes to the consolidated financial statements
Note 4: Income taxes, page 92

2. In your response to prior comment 7 you indicate that the US federal net operating loss is lower for tax purposes than for accounting purposes due to the inclusion in US taxable income of amounts that are not included in book income. As ASC 740-10-50-3a requires the disclosure of the amounts of operating loss and tax credit carryforwards for tax purposes, tell us the amount of your net operating loss carryforwards for tax purposes at December 31, 2021 for US federal taxes, US state taxes and foreign taxes. Represent to us that, in future filings, you will disclose the net operating loss carryforwards for tax purposes and not for accounting purposes.

Note 5: Segment reporting, page 94

3. We acknowledge your response to prior comment 8. The reconciliation of each segment income/loss from operations to segment loss before taxation in your proposed disclosure effectively provides two segment measures of profit or loss. Assuming that you believe that your segment income/loss from operations is your single measure of segment profit or loss, please represent to us that, in future filings, you will reconcile the total of your individual segment income/loss from operations to consolidated income/loss before taxation in the aggregate.

You may contact Mark Brunhofer at 1-202-551-3638 or Sharon Blume at 1-202-551-3474 if you any questions.

Sincerely,

Division of Corporation Finance
Office of Finance